BERKLEY RESOURCES INC.
400 - 455 Granville Street
Vancouver, B.C.
V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.berkleyresources.com
info@berkleyresources.com

November 18, 2005                                                                                  Trading Symbols: BKS - TSX Venture
BRKDF.PK - OTC BB (US)

PRIVATE PLACEMENTS - $4,500,000

Berkley Resources Inc. (the “Company”) has arranged a non-brokered private placement of up to 4.5 million shares at a price of $0.90 per share (the “Flow-Through Offering”). Each flow-through share will entitle the investor to the tax benefits of the qualifying Canadian exploration expenses incurred by the Company, which will be “flowed-through” to the investor.

The Company has also arranged a second non-brokered private placement of up to 500,000 units at a price of $0.90 per unit (the “Non Flow-Through Offering”), each unit consisting of one common share and one-half of a non-transferable share purchase warrant. Each whole warrant under the Non Flow-Through Offering will entitle the investor to purchase one additional share at a price of $1.25 for two years from the date of closing.

The net proceeds of the offerings will be used for additional exploration and development work on the Company's Canadian oil and gas properties and for general working capital requirements.

The above transactions will be subject to regulatory approval.

For further information with respect to investor relations, please contact David Wolfin, VP Finance, in the Vancouver office at phone (604) 682-3701, e-mail info@berkleyresources.com or Lindsay Gorrill, President and COO at cell (208) 755-6989, e-mail leg333@adelphia.net.

On behalf of the Board of Directors
of Berkley Resources Inc.

“Lindsay Gorrill”
Lindsay Gorrill
President and COO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Forward Looking Information: This news release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in exploration, development and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety, and environmental risks), as well as commodity prices and exchange rate fluctuations, and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures or governmental regulations.